Exhibit 12

STATEMENTS OF COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

LEVEL 3 COMMUNICATIONS, INC.

	Six Months Ended		Fiscal Year Ended
	6/30/2006	6/30/2005	2005	2004	2003	2002	2001

Loss from
Continuing Operations Before Taxes	$(366)	$(262)	$(679)	$(452)	$(754)	$(973)	$(4,351)
(Earnings) Losses of Equity Investees	—	—	—	—	(3)	(13)	(16)
Interest on Debt, Net of Capitalized Interest	320	253	530	485	567	560	646
Amortization of Capitalized Interest	34	34	68	68	68	68	68
Interest Expense Portion of Rental Expense	17	13	26	30	34	22	19

Earnings (Losses) Available for Fixed Charges	$5	$38	$(55)	$131	$(88)	$(336)	$(3,634)

Interest on Debt	$320	$253	$530	$485	$567	$560	$703
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	17	13	26	30	34	22	19

Total Fixed Charges	$337	$266	$556	$515	$601	$582	$722

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Deficiency	$(332)	$(228)	$(611)	$(384)	$(689)	$(918)	$(4,356)